EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)



                                               Nine Months Ended August 31,
                                                1996                1995
Net Income                                    $451,479            $366,863
Income tax expense                              11,006              11,096

Income before income tax expense               462,485             377,959

Fixed Charges:
  Interest expense, net                         49,889              48,583
  Interest portion of rental expense (1)         1,626               1,266
  Capitalized interest                          18,679              13,359

Total Fixed Charges                             70,194              63,208


Fixed Charges Not Currently Affecting Income:
   Capitalized interest                         18,679              13,359

Earnings before fixed charges                 $514,000            $427,808

Ratio of earnings to fixed charges                 7.3x                6.8x



________________________
(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.